Exhibit 99.2

Cable and Wireless plc (‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) OR CONNECTED PERSONS IN THE COMPANY’S ORDINARY SHARES OF 25 PENCE

The Company advises that pursuant to the dividend paid on 11th August 2005 the undermentioned Directors and PDMRs purchased dividend shares in accordance with the rules of the Deferred STIP :

Name	Director/ PDMR	Dividend shares Purchased

Francesco Caio	Director	753

Charles Herlinger	Director	545

Rob Rowley	Director	1081

Lord Robertson	Director	54

Lesley Smith	PDMR	136

On 5th September 2005 the following Director and PDMR purchased shares under the rules of the Cable & Wireless Share Purchase Plan at a price of £1.505 :

Rob Rowley – 83 Shares

Andrew Garard – 83 shares

The total number of shares held following both these transactions is as follows :

Name	Director/ PDMR	Total number of shares held	% of issued share capital

Francesco Caio	Director	426,052	Less than 1%

Charles Herlinger	Director	31,967	Less than 1%

Rob Rowley	Director	499,031	Less than 1%

Lord Robertson	Director	3,063	Less than 1%

Andrew Garard	PDMR	213,786	Less than 1%

Lesley Smith	PDMR	7,679	Less than 1%

These transactions relate to (i) transactions notified in accordance with DR 3.1.4R(1)(a) and (ii) in the case of the directors only, a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

Name of person making notification : Lorraine Davidson

Contact number : 020 7315 4934

Date of notification : 13th August 2005